UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                X                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                     No                         X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                     No                         X

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), pursuant to the provisions of the Spanish Securities Market Act, hereby proceeds by means of the present document to notify the following:

OTHER RELEVANT INFORMATION

Please find attached a press release with information on changes at BBVA´s group senior management level.

Madrid, July 27, 2023

Press Release

07. 27. 2023

BBVA names Luisa Gómez Bravo as CFO and Javier Rodríguez Soler as Head of Sustainability and Corporate & Investment Banking (CIB)

Luisa Gómez Bravo will be the new CFO of the BBVA Group. She currently is the Global Head of Corporate & Investment Banking (CIB), the group’s wholesale banking unit. Bravo will replace Rafael Salinas Martínez de Lecea, who is stepping down from his executive duties after a successful career with the bank spanning over three decades. He will continue to be involved with the Group as a board member of Garanti BBVA. Furthermore, the current Head of Sustainability, Javier Rodríguez Soler, takes on the additional role of Head of CIB.

“During his successful career, Rafael has contributed to position BBVA as one the of most profitable and efficient banks in Europe, while increasing significantly the value creation for shareholders,” BBVA CEO Onur Genç said. “Luisa will continue to boost the leadership of the BBVA Group at a moment of great solvency and financial strength. Likewise Javier will continue to leverage the enormous opportunities offered by sustainability, as well as driving the wholesale banking business, following the success achieved by Luisa.”

With Javier Rodríguez Soler at the helm, the areas of Sustainability and CIB will maintain separate structures, in order to guarantee that the definition and execution of the sustainability strategy remains not only in CIB, but also in all countries and businesses.

Luisa Gómez Bravo started her professional career at Salomon Brothers and Lehman Brothers, before joining BBVA more than two decades ago. Since then, she has held several positions of responsibility, including Head of Business Development for Retail Banking in Spain; CFO, and Head of Risk and Corporate Development in BBVA Consumer Finance unit; Global Head of BBVA AM; Head of Transformation & Operations at BBVA Spain and Portugal; Head of Investors & Shareholders Relations; Head of Investment & Cost Management, and since late 2018, Global Head of CIB.

Javier Rodríguez Soler started his career at McKinsey. Following a five-year stint with Endesa, where he was Director of Strategy & M&A and later Director of Investor Relations, he joined BBVA in 2008 as a managing director for the energy sector at CIB. In 2010, he moved to the area of Strategy & M&A, becoming Global Head in 2015. In 2018 he was appointed country manager of the BBVA U.S. unit, which was later sold to PNC. Since July 2021, he is the Global Head of Sustainability.

07.27.2023

CONTACT DETAILS:

BBVA Corporate Communications

Tel. +0034 91 374 63 49

comunicacion.corporativa@bbva.com

For more financial information about BBVA visit:

http://shareholdersandinvestors.bbva.com

For more BBVA news visit: https://www.bbva.com

07.27.2023

About BBVA

BBVA is a global financial services group founded in 1857 with over 68 million active clients and nearly 117,000 employees. The bank is present in more than 25 countries, has a strong leadership position in the Spanish market, is the largest financial institution in Mexico and it has leading franchises in South America and Turkey.

BBVA contributes with its activity to the progress and welfare of all its stakeholders: shareholders, clients, employees, providers and society in general. In this regard, BBVA supports families, entrepreneurs and companies in their plans, and helps them to take advantage of the opportunities provided by innovation and technology. Likewise, BBVA offers its customers a unique value proposition, leveraged on technology and data, helping them improve their financial health with personalized information on financial decision-making.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 27, 2023	By:	/s/ María Ángeles Peláez Morón

	Name:	María Ángeles Peláez Morón
	Title:	Authorized representative